QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period May 7, 2003

SANPAOLO IMI S.p.A.

(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE
ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
By:	/s/ GIORGIO SPRIANO Name: Giorgio Spriano Title: Head of Company Secretariat

Date: May 7, 2003

SAN PAOLO IMI

FULL VOLUNTARY PUBLIC OFFER FOR THE ORDINARY SHARES OF
BANCA POPOLARE DELL'ADRIATICO

        Turin, 5 May 2003—SANPAOLO IMI S.p.A. (the "Offerer") today proceeded to communicate to Consob, pursuant to Article 102 of D. Lgs. 58 of 24 February 1998 ("Testo Unico"), as well as other applicable dispositions of such and the regulation approved by Delibera Consob 11971 of 14 May 1999 and succeeding modifications and integrations ("Regulation"), its desire to proceed to a Full voluntary Public Offer (the "Offer") for the ordinary shares ("Shares") of Banca Popolare dell'Adriatico (the "Issuer"). The Offering Document in Italian was attached to the communication.

        SANPAOLO IMI was advised by JP Morgan in this transaction.

        The Offer—which is not subject to authorisation by any authority—is made on the following conditions:

1. Participants in the operation

        Offerer: SANPAOLO IMI S.p.A., office in Turin, Piazza San Carlo, 156, and Secondary Offices in Roma, Viale dell' Arte, 25, and Bologna, Via Farini 22, Capital Euro 5,144,064,800 fully paid, a Bank registered in the Register of Banks and Parent Bank of the SANPAOLO IMI Banking Group registered in the Register of Banking Groups, registered in the Register of Companies of Turin 06210280019, Member of the Interbank Deposit Guarantee Fund.

        Issuer: Banca Popolare dell'Adriatico S.p.A., office in Teramo, Via M. Capuani 99, Capital Euro 100,636,580.20, fully paid, represented by 38,706,377 shares of Euro 2.6 nominal value, a Bank registered in the Register of Banks, part of the SANPAOLO IMI Banking Group registered in the Register of Banking Groups, registered in the Register of Companies of Teramo 00876970674, Member of the Interbank Deposit Guarantee Fund, company quoted on the restricted market.

2. Securities under Offer

        Under Offer are 10,931,850 ordinary shares of the Issuer of nominal value Euro 2.60, representing 28.24% of the Issuer's capital and the total of ordinary shares in circulation, less the shares already indirectly held by the Offerer, exactly: i) 27,427,267 ordinary shares held through the wholly owned subsidiary Cardine Finanziaria, and representing a shareholding of 70.86% (the "Shareholding"), and ii) 347,260 ordinary shares held by the Issuer pursuant to Article 2357 of the Italian Civil Code (the "Own shares"), representing a further share of 0.90% of the equity capital.

        The Offer is made equally to all holders of the Shares under offer.

        The Offerer reserves the right, during the acceptance period of the Offer, to purchase Shares pursuant to Articles 41 and 42 of the Regulation. The Shares acquired will be added to those already held in order to reach a shareholding as of point 5, indicated as condition of the Offer.

3. Unit amount for the Shares

        The amount of the Offer (the "Amount") is Euro 7.26 per share, net of stamp duty and commissions, provisions and expenses, which will remain at the charge of the Offerer. The Amount will be paid wholly in cash.

4. Means of finance and guarantees

        To guarantee the obligations undertaken the Offerer will issue shortly, with the Mandated Intermediary (Banca di Intermediazione Mobiliare IMI S.p.A) in irrevocable and unconditionally binding deposit to fulfil the obligations of the present Offer, debt securities in its own possession deposited with Monte Titoli S.p.A., issued by the Italian State, in Euro, of ready liquidity, of nominal value of Euro 81 million and a current market value of Euro 84,645.000.00, approximately 6% more than the total countervalue of the Offer -Euro 79,365,231.00. This deposit will remain blocked until the payment of the amount and in any case until the fulfilment of the obligations arising from the present Offer.

        The financial coverage of the amount due in the Offer will be made with own funds, through treasury funds, with different resources from those posted to guarantee the Offer.

5. Conditions of the Offer

        The Offer is subordinate to the condition that acceptances may be such as to allow the Offerer to reach, taking account of the Shareholding and Own Shares already held, 90% plus one Share of the capital of BPA. Thus it is subordinate to the condition that at least 7,061,214 Shares, which represent a percentage of 18.24% of the Issuer's capital and a percentage of 64.59% of the Shares subject of the Offer (the "Condition") are tendered: in calculating this percentage any Shares acquired during by the Offerer during the acceptance period but outside the Offer, as indicated at point 2, should also be taken into account.

        In the case of fewer acceptances than the above percentage, the Offerer reserves the right in any case to acquire that amount.

        The Offerer will give notice, before 07.59 (Italian time) on the first open market day following the closing date of the Offer, through communication to CONSOB, Borsa Italiana S.p.A. and at least two press agencies, of the reaching of the acceptance threshold required for the effectiveness of the Offer, or of any exercise of the right described earlier to accept smaller quantities.

6. Period of acceptance of the Offer and date of payment

        The period of acceptance of the Offer must be agreed with the market manager, in observance of current regulations. Indicatively, it is expected that it may begin within the final week of May. More precise reference will be contained in the Offer Document to be made public when authorisation for publication is given by Consob.

        The Offer will commence after the payment of BPA's dividend for 2002, (ex-dividend 5 May 2003 and payment the following 8 May 2003) of Euro 0.24 per share, as deliberated by the Shareholders' Meeting of 10 April 2003.

        Payment of the Amount, as defined in the Offering Document, will be made on the third open market day following the date of closure of the acceptance period, except for extensions and/or changes of the Offer published according to current regulations.

7. Shareholdings held

        At the date of communication to Consob, the Offerer indirectly owns, as in point 2, 27,427,267 ordinary shares held through the wholly owned subsidiary Cardine Finanziaria, 70.86% of the total capital of the Issuer and 347,260 ordinary shares held by the Issuer, 0.90%, for a total of 71.76%.

8. Means of the operation

        The Offer, motioned by the Board of Directors of the Offerer on 25 March 2003 and made public the same date, is designed to acquire the whole of the Shares of Banca Popolare dell'Adriatico so as to create the necessary conditions for their withdrawal from quotation and is in the context of the strategic directions concerning the distribution model of SANPAOLO IMI. In this context, the initiative follows the objective to pursue a wider integration of Banca Popolare dell'Adriatico within the Group.

        When following the Offer, the Offerer holds—directly and indirectly—a share of more than 90% of the Issuer, but less than 98%, the Offerer declares now that it will not reconstitute the free float but make, pursuant to Article108 of the Testo Unico, a residual public offer ("Residual Offer").

        If, following the Offer or Residual Offer, the Offerer holds—directly and indirectly—a share of more than 98%, the Offerer declares now its intention to avail itself of the right to purchase the remaining Shares pursuant to and by effect of Article111 of the Testo Unico, within four months of the payment date of the offer at which the level of 98% was exceeded.

9. Market where the Offer is made

        The Offer is made exclusively in Italy.

        The Offer is made equally to all shareholders of Banca Popolare dell'Adriatico, but is not being made and will not be made directly or indirectly, in the United States of America (the "United States") nor in any other country where not allowed without authorisations from the competent authorities (together the "Other Countries") nor by use of the postal service or by any means or instrumentality (including, without limitation, post, facsimile transmission, telex, telephone or electronic transmission by way of the internet or otherwise) of international or interstate commerce or of any facility of the other countries through any national securities exchange in the United States or Other Countries and cannot be accepted in or from the United States or Other Countries by any such use, means or instrumentality. It follows that any copy of the Offering Document or any related document are not and must not be mailed to or otherwise distributed in any form to or from the United States or to or from Other Countries. Whoever receives the Offering Document (including, without limitation, custodians, fiduciaries and trustees) may not distribute it in any way in or from the United States or in or from Other Countries. Whoever may find himself in possession of these documents must abstain from distributing or sending them into or from the United States or into or from Other Countries and must also abstain from the use of any means of communication or international commerce of the United States or Other Countries for any means connected to the Offer.

        The Offering Document must not be considered as an Offer to subjects resident in the United States or in Other Countries. Only acceptances to the Offer in conformance with the above limitations will be accepted and consequently offers made in violation of the above limitations will not be considered either valid or effective by the Offerer or by the Mandated Intermediary.

INVESTOR RELATIONS
investor.relations@sanpaoloimi.com—Telefax 011/5552989
 Dean Quinn (011/5552593)
 Damiano Accattoli (011/5553590)
 Alessia Allemani (011/5556147)
 Anna Monticelli (011/5552526)

QuickLinks

SIGNATURES
SAN PAOLO IMI
FULL VOLUNTARY PUBLIC OFFER FOR THE ORDINARY SHARES OF BANCA POPOLARE DELL'ADRIATICO